UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Approval OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

629410309

(CUSIP Number)

Jeffrey A. Berg

PO Box 55399

St. Petersburg, FL 33732

(760) 438-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 629410309

1	Names of Reporting Persons Matador Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 20,575,887
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,575,887
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,575,887
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.49%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 629410309

1	Names of Reporting Persons BFK Investments LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 20,575,887
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,575,887
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,575,887
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.49%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 629410309

1	Names of Reporting Persons Jeffrey A. Berg
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) AF, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,000
	8	Shared Voting Power 20,575,887
	9	Sole Dispositive Power 30,000
	10	Shared Dispositive Power 20,575,887
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,605,887
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.52%
14	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 629410309

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 29, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 19, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on January 14, 2011 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on January 14, 2011 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on March 7, 2012 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on September 13, 2012 (“Amendment No. 5”) and Amendment No. 6 thereto filed with the SEC on December 27, 2012 (“Amendment No. 6”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7 are collectively referred to herein as the “Schedule 13D”).

The Schedule 13D relates to the shares of Common Stock (the “Stock”) of NTN Buzztime, Inc. (the “Issuer”) owned by Matador Capital Partners, L.P. (the “Fund”), BFK Investments LLC (“BFK”), the general partner of the Fund, and Jeffrey A. Berg, the Managing Member of BFK. The Fund, BFK and Jeffrey A. Berg are collectively referred to herein as the “Reporting Persons”. Except as specifically amended by this Amendment No. 7, items in the Schedule 13D are unchanged.

This Amendment No. 7 reports a decrease in the Reporting Persons’ percentage of beneficial ownership of the outstanding shares of Stock solely as a result of the Issuer’s issuance of shares of Stock since the date Amendment No. 6 was filed with the SEC. None of the Reporting Persons has acquired or disposed of any shares of Stock since December 18, 2012, as previously reported in Amendment No. 6. Following the issuance of 6,000,000 shares of Stock by the Issuer in connection with a private placement that it completed in November 2013, the Reporting Persons’ percentage of beneficial ownership of the outstanding shares of Stock decreased from the 28.9%, 28.9% and 29.0% for the Fund, BFK and Mr. Berg, respectively, reported in Amendment No. 6 to 26.4%, 26.4% and 26.5%, respectively. Further, following the issuance of 11,100,000 shares of Stock by the Issuer in a public offering that closed on April 16, 2014, and the issuance of an additional 1,665,000 shares of Stock by the Issuer on April 17, 2014 upon exercise in full of the over-allotment option granted to the underwriters in that public offering, the Reporting Persons’ percentage of beneficial ownership of the outstanding shares of Stock decreased to the percentages reported in the cover page of this Amendment No. 7 for such Reporting Person.

Information in this Amendment No. 7 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended as follows: Each Reporting Person's beneficial ownership of the Stock on the date of this Amendment No. 7 is reflected on that Reporting Person's cover page of this Amendment No. 7. The percentage of shares owned by the Reporting Persons is based upon 91,503,613 shares of Stock outstanding, which is the number of shares that the Issuer’s prospectus supplement dated April 11, 2014 states would be outstanding if the underwriters exercised in full their over-allotment option in the public offering .

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2014		MATADOR CAPITAL PARTNERS, L.P.

	By:	Name: BFK Investments LLC Title: General Partner

	By:	/s/ Jeffrey A. Berg Name: Jeffrey A. Berg Title: Managing Member

Dated: April 21, 2014		BFK INVESTMENTS LLC

	By:	/s/ Jeffrey A. Berg Name: Jeffrey A. Berg Title: Managing Member

Dated: April 21, 2014		JEFFREY A. BERG /s/ Jeffrey A. Berg Jeffrey A. Berg

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.